Exhibit 99.1

Unaudited Attributed Financial Information for Tracking Stock Groups

The following tables present our assets and liabilities as of March 31, 2016 and revenue, expenses and cash flows for the three months ended March 31, 2016 and 2015. The tables further present our assets, liabilities, revenue, expenses and cash flows that are intended to be attributed to the Liberty SiriusXM Group, Liberty Braves Group and the Liberty Media Group, respectively. The financial information should be read in conjunction with our condensed consolidated financial statements for the three months ended March 31, 2016 included in this Quarterly Report on Form 10-Q. The attributed financial information presented in the tables has been prepared assuming this attribution had been completed as of January 1, 2015. However, this attribution of historical financial information does not purport to be what actual results and balances would have been if such attribution had actually occurred and been in place during these periods. The Recapitalization was completed on April 15, 2016 and the newly issued shares commenced trading or quotation in the regular way on the Nasdaq Global Select Market or the OTC Markets, as applicable, on Monday, April 18, 2016. Information in the following financial statements and footnotes has been presented by tracking stock groups to enhance the information provided to users of these financial statements.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Liberty SiriusXM Group, Liberty Braves Group and the Liberty Media Group, our tracking stock capital structure will not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries each continue to be responsible for our respective liabilities. Holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Media common stock will be holders of our common stock and continue to be subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of Liberty SiriusXM common stock, Liberty Braves and Liberty Media common stock does not affect the rights of our creditors.

SUMMARY ATTRIBUTED FINANCIAL DATA

Liberty SiriusXM Group

Summary Balance Sheet Data:

	March 31,	December 31,
	2016	2015
	amounts in millions
Cash and cash equivalents	$102	112
Investments in affiliates, accounted for using the equity method	$168	153
Intangible assets not subject to amortization	$23,695	23,695
Intangible assets subject to amortization, net	$1,013	1,027
Total assets	$26,983	27,001
Deferred revenue	$1,797	1,769
Long-term debt, including current portion	$5,975	5,709
Deferred tax liabilities	$1,724	1,622
Attributed net assets	$9,706	9,599
Noncontrolling interest	$6,695	7,198

Summary Statement of Operations Data:

	Three months ended
	March 31,
	2016	2015
	amounts in millions
Revenue	$1,200	1,076
Cost of subscriber services (1)	$(467)	(398)
Other operating expenses (2)	$(19)	(17)
Selling, general and administrative expense (3)	$(167)	(172)
Operating income (loss)	$336	290
Interest expense	$(81)	(73)
Income tax (expense) benefit	$(100)	(125)
Net earnings (loss) attributable to noncontrolling interests	$62	38
Earnings (loss) attributable to Liberty Media Corporation stockholders	$101	47

(1)	Includes stock-based compensation of $6 million and $7 million for the three months ended March 31, 2016 and 2015, respectively.
(2)	Includes stock-based compensation of $3 million and $4 million for the three months ended March 31, 2016 and 2015, respectively.
(3)	Includes stock-based compensation of $15 million and $26 million for the three months ended March 31, 2016 and 2015, respectively.

Liberty Braves Group

Summary Balance Sheet Data:

	March 31,	December 31,
	2016	2015
	amounts in millions
Cash and cash equivalents	$44	13
Investments in affiliates, accounted for using the equity method	$52	39
Intangible assets not subject to amortization	$323	323
Intangible assets subject to amortization, net	$67	70
Total assets	$999	849
Deferred revenue	$83	28
Long-term debt, including current portion	$108	139
Deferred tax liabilities	$40	49
Attributed net assets	$327	351

Summary Statement of Operations Data:

	Three months ended
	March 31,
	2016	2015
	amounts in millions
Revenue	$4	5
Selling, general and administrative expense (1)	$(14)	(13)
Operating income (loss)	$(43)	(26)
Share of earnings (losses) of affiliates, net	$2	2
Income tax (expense) benefit	$16	9
Earnings (loss) attributable to Liberty Media Corporation stockholders	$(25)	(15)

(1)	Includes stock-based compensation of $2 million for the three months ended March 31, 2016. There was no stock compensation expense recognized during the three months ended March 31, 2015.

Liberty Media Group

Summary Balance Sheet Data:

	March 31,	December 31,
	2016	2015
	amounts in millions
Cash and cash equivalents	$456	76
Investments in available for sale securities and other cost investments	$552	525
Investments in affiliates, accounted for using the equity method	$900	923
Total assets	$2,346	1,952
Long-term debt, including current portion	$1,035	1,033
Attributed net assets	$1,348	983

Summary Statement of Operations Data:

	Three months ended
	March 31,
	2016	2015
	amounts in millions
Selling, general and administrative expense (1)	$(20)	(17)
Legal settlement	$511	—
Operating income (loss)	$488	(19)
Interest expense	$(3)	(4)
Share of earnings (losses) of affiliates, net	$(21)	(32)
Realized and unrealized gains (losses) on financial instruments, net	$(8)	(28)
Income tax (expense) benefit	$(173)	30
Earnings (loss) attributable to Liberty Media Corporation stockholders	$289	(51)

(1)	Includes stock-based compensation of $8 million and $7 million for the three months ended March 31, 2016 and 2015, respectively.

BALANCE SHEET INFORMATION

March 31, 2016

(unaudited)

	Attributed (note 1)
	Liberty	Liberty	Liberty
	SiriusXM	Braves	Media	Inter-Group	Consolidated
	Group	Group	Group	Eliminations	Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$102	44	456	—	602
Trade and other receivables, net	228	12	4	—	244
Short term marketable securities	—	—	61	—	61
Other current assets	232	20	7	(2)	257
Total current assets	562	76	528	(2)	1,164
Investments in available-for-sale securities and other cost investments (note 2)	—	8	552	—	560
Investments in affiliates, accounted for using the equity method (note 3)	168	52	900	—	1,120

Property and equipment, at cost	2,003	504	191	—	2,698
Accumulated depreciation	(615)	(45)	(88)	—	(748)
	1,388	459	103	—	1,950

Intangible assets not subject to amortization
Goodwill	14,165	180	—	—	14,345
FCC licenses	8,600	—	—	—	8,600
Other	930	143	—	—	1,073
	23,695	323	—	—	24,018
Intangible assets subject to amortization, net	1,013	67	—	—	1,080
Other assets, at cost, net of accumulated amortization	157	14	263	—	434
Total assets	$26,983	999	2,346	(2)	30,326

Liabilities and Equity
Current liabilities:
Intergroup payable (receivable) (note 6)	$115	89	(204)	—	—
Accounts payable and accrued liabilities	696	46	21	—	763
Current portion of debt (note 4)	256	—	—	—	256
Deferred revenue	1,797	83	—	—	1,880
Other current liabilities	3	—	65	(2)	66
Total current liabilities	2,867	218	(118)	(2)	2,965
Long-term debt (note 4)	5,719	108	1,035	—	6,862
Deferred income tax liabilities	1,724	40	24	—	1,788
Other liabilities	272	297	57	—	626
Total liabilities	10,582	663	998	(2)	12,241
Equity / Attributed net assets	9,706	327	1,348	—	11,381
Noncontrolling interests in equity of subsidiaries	6,695	9	—	—	6,704
Total liabilities and equity	$26,983	999	2,346	(2)	30,326

STATEMENT OF OPERATIONS INFORMATION

Three months ended March 31, 2016

(unaudited)

	Attributed (note 1)
	Liberty	Liberty	Liberty
	SiriusXM	Braves	Media	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Revenue:
Subscriber revenue	$1,009	—	—	1,009
Other revenue	191	4	—	195
Total revenue	1,200	4	—	1,204
Operating costs and expenses, including stock-based compensation (note 5):
Cost of subscriber services (exclusive of depreciation shown separately below):
Revenue share and royalties	252	—	—	252
Programming and content	85	—	—	85
Customer service and billing	97	—	—	97
Other	33	—	—	33
Subscriber acquisition costs	132	—	—	132
Other operating expenses	19	28	—	47
Selling, general and administrative	167	14	20	201
Legal settlement, net	—	—	(511)	(511)
Depreciation and amortization	79	5	3	87
	864	47	(488)	423
Operating income (loss)	336	(43)	488	781
Other income (expense):
Interest expense	(81)	—	(3)	(84)
Share of earnings (losses) of affiliates, net	7	2	(21)	(12)
Realized and unrealized gains (losses) on financial instruments, net	—	—	(8)	(8)
Other, net	1	—	6	7
	(73)	2	(26)	(97)
Earnings (loss) from continuing operations before income taxes	263	(41)	462	684
Income tax (expense) benefit	(100)	16	(173)	(257)
Net earnings (loss)	163	(25)	289	427
Less net earnings (loss) attributable to the noncontrolling interests	62	—	—	62
Net earnings (loss) attributable to Liberty stockholders	$101	(25)	289	365

STATEMENT OF OPERATIONS INFORMATION

Three months ended March 31, 2015

(unaudited)

	Attributed (note 1)
	Liberty	Liberty	Liberty
	SiriusXM	Braves	Media	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Revenue:
Subscriber revenue	$907	—	—	907
Other revenue	169	5	—	174
Total revenue	1,076	5	—	1,081
Operating costs and expenses, including stock-based compensation (note 5):
Cost of subscriber services (exclusive of depreciation shown separately below):
Revenue share and royalties	213	—	—	213
Programming and content	62	—	—	62
Customer service and billing	92	—	—	92
Other	31	—	—	31
Subscriber acquisition costs	122	—	—	122
Other operating expenses	17	13	—	30
Selling, general and administrative	172	13	17	202
Depreciation and amortization	77	5	2	84
	786	31	19	836
Operating income (loss)	290	(26)	(19)	245
Other income (expense):
Interest expense	(73)	—	(4)	(77)
Share of earnings (losses) of affiliates, net	(7)	2	(32)	(37)
Realized and unrealized gains (losses) on financial instruments, net	—	—	(28)	(28)
Other, net	—	—	2	2
	(80)	2	(62)	(140)
Earnings (loss) from continuing operations before income taxes	210	(24)	(81)	105
Income tax (expense) benefit	(125)	9	30	(86)
Net earnings (loss)	85	(15)	(51)	19
Less net earnings (loss) attributable to the noncontrolling interests	38	—	—	38
Net earnings (loss) attributable to Liberty stockholders	$47	(15)	(51)	(19)

STATEMENT OF CASH FLOWS INFORMATION

Three months ended March 31, 2016

(unaudited)

	Attributed (note 1)
	Liberty	Liberty	Liberty
	SiriusXM	Braves	Media	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$163	(25)	289	427
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	79	5	3	87
Stock-based compensation	24	2	8	34
Excess tax benefit from stock-based compensation	—	—	(73)	(73)
Share of (earnings) loss of affiliates, net	(7)	(2)	21	12
Realized and unrealized (gains) losses on financial instruments, net	—	—	8	8
Losses (gains) on dilution of investment in affiliate	—	—	2	2
Deferred income tax expense (benefit)	95	(9)	28	114
Intergroup tax allocation	(1)	(6)	7	—
Other charges (credits), net	6	1	(4)	3
Changes in operating assets and liabilities
Current and other assets	(13)	(12)	2	(23)
Payables and other liabilities	10	76	137	223
Net cash provided (used) by operating activities	356	30	428	814
Cash flows from investing activities:
Investments in and loans to cost and equity investees	—	(8)	(3)	(11)
Cash proceeds from sale of investments	—	—	2	2
Capital expended for property and equipment	(30)	(37)	—	(67)
Purchases of short term investments and other marketable securities	—	—	(99)	(99)
Sales of short term investments and other marketable securities	—	—	53	53
Other investing activities, net	(4)	—	1	(3)
Net cash provided (used) by investing activities	(34)	(45)	(46)	(125)
Cash flows from financing activities:
Borrowings of debt	330	5	—	335
Repayments of debt	(72)	(38)	(1)	(111)
Intergroup (payments) receipts	6	70	(76)	—
Shares repurchased by subsidiary	(594)	—	—	(594)
Excess tax benefit from stock-based compensation	—	—	73	73
Taxes paid in lieu of shares issued for stock-based compensation	(2)	—	(2)	(4)
Other financing activities, net	—	9	4	13
Net cash provided (used) by financing activities	(332)	46	(2)	(288)
Net increase (decrease) in cash and cash equivalents	(10)	31	380	401
Cash and cash equivalents at beginning of period	112	13	76	201
Cash and cash equivalents at end of period	$102	44	456	602

STATEMENT OF CASH FLOWS INFORMATION

Three months ended March 31, 2015

(unaudited)

	Attributed (note 1)
	Liberty	Liberty	Liberty
	SiriusXM	Braves	Media	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$85	(15)	(51)	19
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	77	5	2	84
Stock-based compensation	37	—	7	44
Excess tax benefit from stock-based compensation	(2)	—	(12)	(14)
Share of (earnings) loss of affiliates, net	7	(2)	32	37
Realized and unrealized (gains) losses on financial instruments, net	—	—	28	28
Losses (gains) on dilution of investment in affiliate	—	—	1	1
Deferred income tax expense (benefit)	120	(3)	(47)	70
Intergroup tax allocation	(1)	(5)	6	—
Intergroup tax (payments) receipts	—	1	(1)	—
Other charges (credits), net	5	1	—	6
Changes in operating assets and liabilities
Current and other assets	(22)	(1)	1	(22)
Payables and other liabilities	(4)	44	22	62
Net cash provided (used) by operating activities	302	25	(12)	315
Cash flows from investing activities:
Cash proceeds from dispositions of investments	—	—	113	113
Proceeds (payments) from settlement of financial instruments, net	—	—	(17)	(17)
Capital expended for property and equipment	(30)	(35)	1	(64)
Purchases of short term investments and other marketable securities	—	—	(10)	(10)
Sales of short term investments and other marketable securities	—	—	136	136
Other investing activities, net	(4)	—	(10)	(14)
Net cash provided (used) by investing activities	(34)	(35)	213	144
Cash flows from financing activities:
Borrowings of debt	1,265	10	—	1,275
Repayments of debt	(658)	—	—	(658)
Intergroup (payments) receipts	4	—	(4)	—
Repurchases of Liberty common stock	—	—	(58)	(58)
Shares repurchased by subsidiary	(535)	—	—	(535)
Taxes paid in lieu of shares issued for stock-based compensation	(13)	—	(3)	(16)
Excess tax benefit from stock-based compensation	3	—	11	14
Other financing activities, net	—	8	2	10
Net cash provided (used) by financing activities	66	18	(52)	32
Net increase (decrease) in cash and cash equivalents	334	8	149	491
Cash and cash equivalents at beginning of period	148	11	522	681
Cash and cash equivalents at end of period	$482	19	671	1,172

Notes to Attributed Financial Information

(unaudited)

(1)

As discussed in note 2 the accompanying condensed consolidated financial statements, on April 15, 2016 Liberty completed a recapitalization of Liberty Media Corporation’s (“Liberty” or the “Company”) common stock into three new tracking stock groups, one designated as the Liberty Braves common stock, one designated as the Liberty Media common stock and one designated as the Liberty SiriusXM common stock (the “Recapitalization”). Although the Recapitalization was completed subsequent to March 31, 2016, attributed financial information is presented herein on a pro forma basis for the three months ended March 31, 2016 and 2015 as if the Recapitalization had been completed as of January 1, 2015.

A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. While the Liberty SiriusXM Group, Liberty Braves Group and Liberty Media Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Therefore, the Liberty SiriusXM Group, Liberty Braves Group and Liberty Media Group do not represent separate legal entities, but rather represent those businesses, assets and liabilities that have been attributed to each respective group. Holders of tracking stock have no direct claim to the group's stock or assets and are not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

The Liberty SiriusXM Group is comprised of our consolidated subsidiary, Sirius XM Holdings Inc. (“SIRIUS XM”), $50 million of corporate cash (not reflected in these attributed financial statements) and its margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty.

The Liberty Braves Group is comprised of our consolidated subsidiary, Braves Holdings, LLC (“Braves Holdings”), which indirectly owns the Atlanta Braves Major League Baseball Club (“ANLBC”) and certain assets and liabilities associated with ANLBC’s stadium and mixed use development project (the “Development Project”), $50 million of corporate cash (not reflected in these attributed financial statements) and all liabilities arising under a note obligation from Braves Holdings to Liberty, with a total borrowing capacity of up to $165 million by Braves Holdings (the “Intergroup Note”) relating to funds borrowed and used for investment in the Development Project. As of March 31, 2016 and December 31, 2015, Braves Holdings had drawn approximately $101 million and $31 million, respectively, on the Intergroup Note, which is included in the Intergroup payable (receivable) line item in the consolidated attributed balance sheet. The Intergroup Note is expected to be repaid using proceeds from a proposed subscription rights offering (as described in more detail below). Any remaining proceeds from the rights offering will be attributed to the Liberty Braves Group.

The Liberty Media Group is comprised of all of the businesses, assets and liabilities of Liberty other than those specifically attributed to the Liberty SiriusXM Group or the Liberty Braves Group, including Liberty’s interests in Live Nation Entertainment, Inc. (“Live Nation”), minority equity investments in Time Warner Inc. and Viacom, Inc., the Intergroup Note, the recovery received in connection with the Vivendi lawsuit, cash, a 20% interest in the Liberty Braves Group as well as Liberty’s 1.375% Cash Convertible Notes due 2023 and related financial instruments.

Liberty expects to distribute to holders of its Liberty Braves common stock subscription rights to acquire shares of Series C Liberty Braves common stock to raise capital to repay the Intergroup Note and for working capital purposes. The subscription rights would enable the holders to acquire shares of Series C Liberty Braves common stock at a 20% discount to the volume weighted average trading price of the Series C Liberty Braves common stock. Liberty expects the subscription rights to be publicly traded, once the exercise price has been established and the rights offering to expire twenty trading days following its commencement. The accompanying financial information does not reflect the impact of the anticipated subscription rights distribution.

Notes to Attributed Financial Information (Continued)

(unaudited)

(2)	Investments in AFS securities, which are recorded at their respective fair market values, and other cost investments are summarized as follows:

	March 31, 2016	December 31, 2015
	amounts in millions
Liberty SiriusXM Group
Other AFS and cost investments	$—	—
Total attributed Liberty SiriusXM Group	—	—

Liberty Braves Group
Other AFS and cost investments	8	8
Total attributed Liberty Braves Group	8	8

Liberty Media Group
Fair Value Option Securities
Time Warner, Inc. (a)	309	275
Viacom, Inc. (b)	76	76
Other equity securities	66	74
Other debt securities	23	25
Total Fair Value Option Securities	474	450
AFS and cost investments
Live Nation debt securities	24	24
Other AFS and cost investments	54	51
Total AFS and cost investments	78	75
Total attributed Liberty Media Group	552	525

Consolidated Liberty	$560	533

(a)

Shares of Time Warner, Inc., which are attributed to the Liberty Media Group, are pledged as collateral pursuant to the Braves Holdings mixed-use development facility, which is attributed to the Liberty Braves Group. See note 4 below for details regarding the number and fair value of shares pledged as collateral pursuant to the Braves Holdings mixed-use development facility as of March 31, 2016.

(b)	During the three months ended March 31, 2015, Liberty sold 1.3 million shares of Viacom, Inc. common stock for approximately $86 million in proceeds.

Notes to Attributed Financial Information (Continued)

(unaudited)

(3)	The following table presents information regarding certain equity method investments attributed to each of the Liberty SiriusXM Group, Liberty Braves Group and Liberty Media Group:

	March 31, 2016			December 31, 2015
	Percentage	Market	Carrying	Carrying
	ownership	Value	amount	amount
	dollar amounts in millions
Liberty SiriusXM Group
SIRIUS XM Canada (a)	37%	$169	$168	153
Total Liberty SiriusXM Group			168	153

Liberty Braves Group
Other	various	NA	52	39
Total Liberty Braves Group			52	39

Liberty Media Group
Live Nation (b)	35%	$1,554	745	764
Other	various	NA	155	159
			900	923
Consolidated Liberty			$1,120	1,115

(a)

SIRIUS XM has an investment in SIRIUS XM Canada that was recorded at fair value, based on the market price per share (level 1), in the application of purchase accounting upon the acquisition of a controlling interest in SIRIUS XM on January 18, 2013. See discussion below of SIRIUS XM Canada.

(b)

Shares of Live Nation, which are held by the Liberty Media Group, are pledged as collateral pursuant to a margin loan agreement, which is held by the Liberty SiriusXM Group. See note 4 below for details regarding the number and fair value of shares pledged as collateral pursuant to this margin loan agreement as of March 31, 2016.

SIRIUS XM Canada

In the acquisition of SIRIUS XM, Liberty acquired an interest in SIRIUS XM Canada which SIRIUS XM accounts for as an equity method affiliate. Liberty recognized the investment at fair value, based on the market price per share (level 1), on the date of acquisition.

SIRIUS XM has entered into agreements to provide SIRIUS XM Canada with the right to offer SIRIUS XM satellite radio service in Canada. The various license and services agreements with SIRIUS XM Canada will expire in 2017 and 2020. SIRIUS XM receives a percentage based royalty of 10% and 15% for certain types of subscription revenue earned by SIRIUS XM Canada for the distribution of Sirius and XM platforms, respectively, royalties for activation fees and premium services and reimbursement for other charges. At March 31, 2016, SIRIUS XM has approximately $3 million and $10 million in current and noncurrent related party liabilities, respectively, related to these agreements described above with SIRIUS XM Canada which are recorded in current and noncurrent other liabilities, respectively, in the Company’s condensed consolidated balance sheet.  Additionally, SIRIUS XM has approximately $5 million in current related party assets at March 31, 2016 due to activation fees and programming and chipset costs for which SIRIUS XM Canada reimburses SIRIUS XM that are recorded in other current assets in the Company’s condensed consolidated balance sheet. SIRIUS XM recorded approximately $10 million and $14 million in revenue for the three months ended March 31, 2016 and 2015, respectively, associated with these various agreements in the other revenue line in the condensed consolidated statements of operations.  SIRIUS XM Canada declared dividends to SIRIUS XM of $4 million during each of the three months ended March 31, 2016 and 2015.

Notes to Attributed Financial Information (Continued)

(unaudited)

(4)	Debt attributed to the Liberty SiriusXM Group, Liberty Braves Group and Liberty Media Group is comprised of the following:

	Outstanding	Carrying value
	Principal	March 31,	December 31,
	March 31, 2016	2016	2015
	amounts in millions
Liberty SiriusXM Group
Corporate level notes and loans:
Margin loans	$250	250	250
Subsidiary notes and loans:
SIRIUS XM 5.875% Senior Notes due 2020	650	645	645
SIRIUS XM 5.75% Senior Notes due 2021	600	596	596
SIRIUS XM 5.25% Senior Secured Notes due 2022	400	406	406
SIRIUS XM 4.25% Senior Notes due 2020	500	496	496
SIRIUS XM 4.625% Senior Notes due 2023	500	496	496
SIRIUS XM 6% Senior Notes due 2024	1,500	1,485	1,485
SIRIUS XM 5.375% Senior Notes due 2025	1,000	990	989
SIRIUS XM Credit Facility	600	600	340
SIRIUS XM leases	18	18	13
Less deferred financing costs	(7)	(7)	(7)
Total Liberty SiriusXM Group	6,011	5,975	5,709
Liberty Braves Group
Subsidiary notes and loans:
Notes and loans	115	115	147
Less deferred financing costs	(7)	(7)	(8)
Total Liberty Braves Group	108	108	139
Liberty Media Group
Corporate level notes and loans:
Liberty 1.375% Cash Convertible Notes due 2023	1,000	998	995
Notes and loans	37	37	38
Total Liberty Media Group	1,037	1,035	1,033
Total debt	$7,156	7,118	6,881
Less debt classified as current		(256)	(255)
Total long-term debt		6,862	6,626

Margin Loans

During October 2015, Liberty refinanced a margin loan arrangement for a similar financial instrument with a term loan of $250 million and a $1 billion undrawn line of credit, which is now scheduled to mature on October 25, 2016. Shares of SIRIUS XM and Live Nation are pledged as collateral pursuant to this agreement. The new term loan and any drawn portion of the revolver carries an interest rate of LIBOR plus an applicable spread between 1.75% and 2.25% (based on the value of collateral) with the undrawn portion carrying a fee of 0.75%. Borrowings outstanding under this margin loan bore interest at a rate of 1.38% per annum at March 31, 2016. Other terms of the agreement were substantially similar to the previous arrangement. As of March 31, 2016, availability under the revolving line of credit was $1 billion.

Notes to Attributed Financial Information (Continued)

(unaudited)

As of March 31, 2016, the values of shares pledged as collateral pursuant to the $1.25 billion margin loan due 2016 is as follows:

	Number of Shares Pledged
	as Collateral as of	Share value as of
Investment	December 31, 2015	December 31, 2015
	amounts in millions
Liberty SiriusXM Group
SIRIUS XM	145.4	$592
Liberty Media Group
Live Nation	4.2	$104

Braves Holdings Notes

In 2014, Braves Holdings, through a wholly-owned subsidiary, purchased 82 acres of land for the purpose of constructing a Major League Baseball facility and development of a mixed-use complex adjacent to the ballpark.  The new facility is expected to cost approximately $672 million and Braves Holdings expects to spend approximately $50 million in other costs and equipment related to the new ballpark.  Funding for the ballpark will be split between Braves Holdings, Cobb County and Cobb-Marietta Coliseum and Exhibit Hall Authority. Cobb-Marietta Coliseum and Exhibit Hall Authority and Cobb County (collectively the “Authority”) will be responsible for funding $392 million of ballpark related construction and Braves Holdings will be responsible for remainder of cost, including cost overruns.  Cobb-Marietta Coliseum and Exhibit Hall Authority issued $368 million in bonds during September 2015. Braves Holdings received $103 million of the bond proceeds during September 2015 as reimbursement for project costs paid for by Braves Holdings prior to the funding of the bonds. Funding for ballpark initiatives by Braves Holdings has come from cash reserves and utilization of two credit facilities. Additionally, during September 2015, Braves Holdings entered into a $345 million term loan (the “Braves Term Loan”). The Braves Term Loan bears interest at LIBOR plus an applicable spread between 1.50% and 1.75% (based on the debt service coverage ratio) per annum and an unused commitment fee of 0.35% per annum based on the average daily unused portion of the Braves Term Loan, payable quarterly in arrears. The interest rate on the Braves Term Loan was 1.68% as of March 31, 2016. The Braves Term Loan is scheduled to mature during September 2020. In connection with entering into the Braves Term Loan, Braves Holdings partially repaid and reduced the capacity on one of the credit facilities from $250 million to $75 million for a total capacity under the credit facilities of $175 million. As of March 31, 2016, the weighted average interest rate on the credit facilities was 1.71%. As of March 31, 2016, Braves Holdings has borrowed approximately $115 million under the Braves Term Loan and two facilities.

Due to Braves Holdings providing the initial funding of the project and its ownership of the land during the initial construction period, until the initial reimbursement by the Authority during September 2015 at which time the land was conveyed to the Authority, Braves Holdings has been deemed the owner (for accounting purposes) of the stadium during the construction period and costs have been classified as construction in progress (“CIP”), within the Property and equipment, net line item. Future costs of the project will continue to be captured in CIP along with a corresponding liability in other liabilities, for amounts funded by the Authority. At the end of construction an additional determination will be made to determine whether the transaction will qualify for sale-leaseback accounting treatment.

In addition, Braves Holdings through affiliated entities and outside development partners are in the process of developing land around the ballpark for a mixed-use complex that is expected to feature retail, residential, office, hotel and entertainment opportunities. The estimated cost for mixed-use development is $558 million, of which Braves Holdings affiliated entities are expected to fund approximately $490 million, which Braves Holdings intends to fund with a mix of approximately $200 million in equity and $290 million in new debt. In December 2015, certain subsidiaries of Braves Holdings entered into three separate credit facilities totaling $207 million to fund a portion of the mixed use development costs. All of the facilities were undrawn as of

Notes to Attributed Financial Information (Continued)

(unaudited)

March 31, 2016. The maturity dates of the facilities range between December 2018 and December 2019, and all of the facilities contain two year extension options. Interest rates on the credit facilities bear interest at LIBOR plus an applicable spread between 2.0% and 2.6%, with step-downs upon lease of the mixed use facilities at the completion of construction. As discussed in note 2 above, 464 thousand Time Warner, Inc. shares were pledged as collateral to these facilities. The fair value of the shares pledged as of March 31, 2016 was $34 million.

As of March 31, 2016, approximately $326 million has been spent to-date on the baseball facility, of which approximately $250 million of funding has been provided by the Authority, and $130 million has been spent to date on the mixed-use development.

Liberty 1.375% Cash Convertible Notes due 2023

On October 17, 2013, Liberty issued $1 billion aggregate principal amount of 1.375% Cash Convertible Senior Notes due 2023 ("Convertible Notes").  The Convertible Notes will mature on October 15, 2023 unless earlier repurchased by us or converted.  Interest on the Convertible Notes is payable semi-annually in arrears on April 15 and October 15 of each year at a rate of 1.375% per annum. All conversion of the Convertible Notes will be settled solely in cash, and not through the delivery of any securities.  The initial conversion rate for the Convertible Notes was 5.5882 shares of Series A Liberty common stock per $1,000 principal amount of Convertible Notes, which was equivalent to an initial conversion price of $178.95 per share of Series A Liberty common stock.  During the year ended December 31, 2014, in connection with the issuance of Series C Liberty common stock and the Broadband Spin-Off, as discussed in note 1 to the accompanying condensed consolidated financial statements, the conversion rate was adjusted to 21.0859 shares of Series A common stock per $1,000 principal amount of Convertible Notes and an adjusted conversion price of $47.43 per share of Series A Liberty common stock. Holders of the Convertible Notes may convert their notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date of the notes under the following circumstances: (1) during any fiscal quarter after the fiscal quarter ending December 31, 2013, if the last reported sale price of Series A Liberty common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the conversion price of the notes on the last day of such preceding fiscal quarter; (2) during the five business‑day period after any five consecutive trading day period, which we refer to as the measurement period, in which the trading price per $1,000 principal amount of notes for each trading day of that measurement period was less than 98% of the product of the last reported sale price of Series A Liberty common stock and the applicable conversion rate on each such day; or (3) upon the occurrence of specified corporate transactions.  Liberty has elected to account for this instrument using the fair value option.  Accordingly, changes in the fair value of this instrument are recognized as unrealized gains (losses) in the statement of operations.  As of March 31, 2016, the Convertible Notes are classified as a long term liability in the condensed consolidated balance sheet, as the conversion conditions have not been met.

As a result of the Recapitalization, as discussed in note 1, the Convertible Notes will be convertible into cash based on the product of the conversion rate specified in the indenture and the basket of tracking stocks into which each outstanding share of Series A Liberty common stock has been reclassified (the “Securities Basket”). The supplemental indenture  entered into on April 15, 2016 in connection with the Recapitalization amends the conversion, adjustment and other provisions of the indenture to give effect to the Recapitalization and provides that the conversion consideration due upon conversion of any Convertible Note shall be determined as if references in the indenture to one share of Series A Liberty common stock were instead a reference to the Securities Basket, initially consisting of 0.10 of a share of Series A Liberty Braves common stock, 1.0 share of Series A Liberty SiriusXM common stock and 0.25 of a share of Series A Liberty Media common stock.

Additionally, contemporaneously with the issuance of the Convertible Notes, Liberty entered into privately negotiated cash convertible note hedges and purchased call options (the “Bond Hedge Transaction”). The Bond Hedge Transaction covered approximately 5,588,200 shares of Series A Liberty common stock, subject to anti-dilution adjustments pertaining to the Convertible Notes, which was equal to the number of shares of Series A Liberty common stock initially underlying the Convertible Notes.  The Bond Hedge Transaction is expected to offset potential cash payments Liberty would be required to make in excess of the principal amount of the

Notes to Attributed Financial Information (Continued)

(unaudited)

Convertible Notes, upon conversion of the notes in the event that the volume-weighted average price per share of the Series A Liberty common stock, as measured under the cash convertible note hedge transactions on each trading day of the relevant cash settlement averaging period or other relevant valuation period, is greater than the strike price of $178.95 per share of Series A Liberty common stock, which corresponded to the initial conversion price of the Convertible Notes. During the year ended December 31, 2014, in connection with the issuance of Series C Liberty common stock and the Broadband Spin-Off, as discussed in note 1 to the accompanying condensed consolidated financial statements, the number of shares covered by the Bond Hedge Transaction was adjusted to 21,085,900 shares of Series A Liberty common stock and the strike price was adjusted to $47.43 per share of Series A Liberty common stock, which corresponds to the adjusted conversion price of the Convertible Notes. The Company is currently in discussions with the counterparties with regard to adjustments related to the Recapitalization to the number of shares covered by the Bond Hedge Transaction and the strike price. The expiration of these instruments is October 15, 2023. The fair value of these instruments is included in Other assets, at cost, net of accumulated amortization as of March 31, 2016 and December 31, 2015 in the accompanying condensed consolidated balance sheets, with changes in the fair value recorded as unrealized gains (losses) on financial instruments in the accompanying condensed consolidated statements of operations.

(5)

Cash compensation expense for our corporate employees will be allocated among the Liberty SiriusXM Group, Liberty Braves Group and the Liberty Media Group based on the estimated percentage of time spent providing services for each group. On an annual basis estimated time spent will be determined through an interview process and a review of personnel duties unless transactions significantly change the composition of companies and investments in either respective group which would require a timelier reevaluation of estimated time spent. Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. We note that stock compensation related to each tracking stock in the future will be calculated based on actual awards outstanding following the completion of the recapitalization and distribution.

While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(6)

Except for the Intergroup Note between the Liberty Braves Group and the Liberty Media Group as discussed in note 1, the intergroup balance at March 31, 2016 and December 31, 2015 is primarily a result of timing of tax benefits.

The Intergroup tax payable for the Liberty SiriusXM Group in these attributed condensed consolidated financial statements is a historical presentation of the group’s income tax liability through March 31, 2016 as if the Recapitalization had occurred on January 1, 2012. Per the tracking stock tax sharing policies, consolidated income taxes arising from the Liberty SiriusXM Group in periods prior to the Recapitalization were not subject to tax sharing and will be allocated to the Liberty Media Group. As such, the balance of the Intergroup tax payable between the Liberty SiriusXM Group and the Liberty Media group will be zero at the effective date of the Recapitalization and will be accounted for on a go forward basis beginning on such date.

(7)

The Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Media common stock will have voting and conversion rights under our restated charter. Following is a summary of those rights. Holders of Series A common stock of each group will be entitled to one vote per share, and holders of Series B common stock of each group will be entitled to ten votes per share. Holders of Series C common stock of each group will be entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote. In general, holders of Series A and Series B common stock will vote as a single class. In certain limited circumstances, the board may elect to seek the approval of the holders of only Series A and Series B Liberty SiriusXM stock, Series A and Series B Liberty Braves stock, or the approval of the holders of only Series A and Series B Liberty Media stock.

At the option of the holder, each share of Series B common stock of each group will be convertible into one share of Series A common stock of the same group. At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to another other group.